Issuer Free Writing Prospectus
Dated September 11, 2014
Filed Pursuant to Rule 433
Registration No. 333-197881

PRICING TERM SHEET

$75,000,000

6.000% Fixed-to-Floating Rate Subordinated Notes due September 15, 2029

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Prospectus.

Issuer:	Brookline Bancorp, Inc.

Type of Security:	6.000% Fixed-to-Floating Rate Subordinated Notes due September 15, 2029 (the “Notes”)

Aggregate Principal Amount:	$75,000,000

Trade Date:	September 11, 2014

Settlement Date T+3:	September 16, 2014

Final Maturity:	September 15, 2029

Coupon:

6.000% per annum from and including September 16, 2014 to, but excluding September 15, 2024, and from and including September 15, 2024 until maturity at an annual floating rate equal to three-month LIBOR plus a spread of 3.315%. The applicable three-month LIBOR will be re-calculated quarterly as more thoroughly described in the “Description of the Notes” section of the Prospectus.

Issue Price to Investors:	100.000%

Underwriters’ Discount:	1.125%

Net proceeds to issuer (after underwriting discounts, but before expenses):	$74,156,250

Yield:	6.000%

Interest Payment Dates:

Semi-annually in arrears on March 15 and September 15, beginning on March 15, 2015 and ending on September 15, 2024, and quarterly in arrears on March 15, June 15, September 15 and December 15, beginning on December 15, 2024.

Redemption Provision:

Subject to obtaining the prior approval of the Board of Governors of the Federal Reserve System, to the extent such approval is then required in order for the Notes to qualify as Tier 2 capital under the rules and guidelines of the Federal Reserve Board, the Notes will be redeemable at the Company’s option in whole or in part (a) on September 15, 2024 and on any interest payment date thereafter and (b) prior to maturity if (i) one or more specified tax events occur that result in more than an insubstantial risk that interest on the Notes is or will not be deductible by the Company for U.S. federal income tax purposes, (ii) one or more specified Tier 2 capital events occur that result in the Notes not constituting Tier 2 capital, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, as more thoroughly described in the “Description of the Notes” section of the Prospectus. Any such redemption of the Notes will be at a redemption price equal to the principal amount of the Notes redeemed plus accrued and unpaid interest on such Notes to, but excluding, the date of redemption.

Denominations:	$1,000 denominations and $1,000 integral multiples thereof

Subordination:

The Notes will be subordinate in right of payment to all senior indebtedness of the Company and structurally subordinate to all liabilities and preferred stock of the Company’ subsidiaries as more thoroughly described in the Prospectus.

Rating:

The Notes are rated BBB- by Kroll Bond Rating Agency. A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change.

CUSIP/ISIN:	11373M AA5 / US11373MAA53

Joint Book-Running Managers:	Sterne, Agee & Leach, Inc.
Sandler O’Neill + Partners, L.P.

Co-Manager:	US Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus supplement) on Form S-3 (File No. 333-197881) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov  or by contacting Sterne Agee, 277 Park Avenue, 26th Floor, New York, New York 10172, Attn: Syndicate  Department, by calling (212) 338-4708, or by email at prospectusrequest@sterneagee.com, or Sandler O’Neill, 1251 Avenue of the Americas, 6th Floor, New York, New York 10020, Attn: Syndicate Operations (1-866-805-4128).